PHILIP MORRIS INTERNATIONAL INC.

October 5, 2022

By EDGAR Submission

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Fullem
Sergio Chinos
Division of Corporation Finance, Office of Manufacturing

Re: Philip Morris International Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Response Dated September 2, 2022
File No. 001-33708

Dear Messrs. Fullem and Chinos:

Philip Morris International Inc. (“PMI” or “we” or “our”) is submitting this letter in response to the comments in your letter dated September 21, 2022, regarding PMI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”). In our responses below, we refer to your comment letter dated July 27, 2022, as the “Initial Comment Letter” and we refer to our response to the Initial Comment Letter, dated September 2, 2022, as the “Initial Response Letter.”

Set forth below is the heading and text of each comment from your September 21, 2022 letter followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2021
Response Dated September 2, 2022
Risk Factors, page 6

1. We note your response to prior comment two and reissue in part. Describe the material effects of other transition risks related to climate change you have considered, such as policy and regulatory changes that could impose operational and compliance burdens, market trends that may alter business opportunities, credit risks, or technological changes. Your response should describe how you considered providing disclosure regarding the effects of the transition risks most relevant to your business, such as the risks of increasing costs of sourcing and increasing costs for suppliers due to market changes.

Response

As discussed in our response to comment number two in the Initial Comment Letter, when preparing the Form 10-K, we leveraged our enterprise risk management practices and personnel from across our organization to (i) evaluate potential material risks, including transition risks related to climate change, (ii) assess whether such risks are material to our business, and (iii) confirm the accuracy and completeness of our disclosures in light of the applicable disclosure requirements and guidance. In our October 2021 Low-Carbon Transition Plan ("LCTP"), we indicated that the primary climate change related transition risks identified through these processes were (i) the impact of evolving international, national, and local environmental and climate-related laws and regulations in the countries where we operate and (ii) risks related to market changes, such as shifts in supply and demand for certain commodities, products, and services that could lead to increased costs of sourcing and increased costs for suppliers. These and the other climate change related transition risks mentioned by the Staff, and how we considered providing disclosure about these transition risks, are discussed individually below.

First, we face the possible adoption and implementation of carbon-pricing mechanisms in countries where we operate, such as the European Union emissions trading scheme, which could lead to an increase in our operating costs in the future if not sufficiently mitigated. We manage and mitigate this risk both through our overall corporate decarbonization targets, which aim to achieve carbon neutrality in our operations (scope 1+2) by 2025 and net zero emissions across our entire value chain (scope 1+2+3) by 2040, and by incorporating carbon emissions impact analysis in the planning for our internal projects, which allows us to better understand the potential impact of external carbon pricing on profitability and prioritize investments that accelerate emissions reduction. Based on this risk management approach, and the enterprise risk management practices outlined above and in the Initial Comment Letter, we concluded that this particular climate change related transition risk did not give rise to a material risk to our business or results that required inclusion in the Risk Factors section of our Form 10-K.

Second, with respect to transitional market changes, our business relies on an agricultural supply chain and therefore faces the risk that climate change could influence weather patterns in ways that negatively impact the quality or cost of the agricultural products used to manufacture our products. For instance, climate change is expected to affect rainfall patterns worldwide, placing pressure on water supplies and potentially restricting water availability for agriculture, while also leading to flooding and other excess rainfall events that adversely impact the quantity or quality of crops in impacted areas. Given the global reach of our value chain, properly managing land and water resources and utilizing a geographically diversified sourcing strategy for agricultural products are priorities for PMI as we seek to increase the resilience of our production systems and minimize operational risks. We conduct a global water risk assessment annually in tobacco-growing regions to identify potential hotspots for physical water risks that require adaptation measures. Our water stewardship strategy includes guidance for applying a landscape approach to water optimization projects, protecting natural resources and recharge areas, and improving the efficiency of irrigation systems to integrate better farm water management. These business practices are intended to mitigate the risk of changing weather patterns on our agricultural supply chain. Although we did not experience impacts material to our business or profitability related to this risk during the periods reported in the Form 10-K, as discussed in the Initial Response Letter when addressing comment number two, we determined that this risk could, in the future, impact us in ways that may be material to our business and profitability and therefore we included discussion of this risk in the Risk Factors section of our Form 10-K under the caption “Government mandated prices, production control programs, shifts in crops driven by economic conditions and the impact of climate change may increase the cost or reduce the quality of the tobacco and other agricultural products used to manufacture our products.”

In addition to the climate change related transition risks discussed above, we analyzed other climate change related transition risks and determined that these risks did not constitute primary climate related risks to our business. For example, the use of climate risk metrics by credit rating agencies and general trend of investors decarbonizing their investment portfolio create investment market and credit risks. As discussed above and in the Initial Response Letter, we have voluntarily set ambitious goals and targets for decarbonizing our direct operations and our value chain. We believe that this strategy will significantly mitigate these risks to PMI and, for the periods reported in the Form 10-K, these risks did not materially impact our business or profitability.

Additionally, we face mid- and long-term transition risks related to technology, specifically technology improvements, as existing equipment becomes non-compliant with evolving energy regulations, too expensive to run due to the higher fuel costs, or inconsistent with our decarbonization goals and targets. In order to achieve our decarbonization strategy, we will need to invest in new technology, implement technological advancements, and avoid investing in technologies whose emissions characteristics are inconsistent with our goals and targets. These investments are an important component of our decarbonization strategy, as explained in more detail in the LCTP. However, as discussed in our response to comment number five in the Initial Comment Letter, our capital expenditures for climate-related projects have been, and are expected to continue to be, immaterial to PMI. We believe we can mitigate this risk through our planned investments without materially adversely impacting our business or profitability. For these reasons, we have not identified technology-related risks as a primary current or future climate change related transition risk.

Relying on the risk identification processes described above and in the Initial Response Letter, in preparing the Form 10-K we determined that, except as described above, transition risks related to climate change, are not among our material risks. We will, however, continue to evaluate and assess these and other risks to our business in connection with future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

2. We note your response to prior comment seven and reissue in part. Please discuss the potential for indirect weather-related impacts that have affected or may affect your customers.

Response

We respectfully inform the Staff that while we are unable to predict with specificity the nature or the extent of the potential for indirect weather-related impacts that have or may affect our customers, due to the diversified nature of our business, the potential for weather-related impacts on our customers has not been material to PMI’s business, financial condition or results of operations, and, because we anticipate maintaining a diversified customer base, we do not currently expect this to change in future periods. PMI is a global organization with customers in approximately 180 markets distributed across our six geographic business segments: the European Union Region, the Eastern Europe Region, the Middle East & Africa Region, the South & Southeast Asia Region, the East Asia & Australia Region, and the Americas Region. Our customers are a mix of distributors, wholesalers, retailers, and individuals depending on the market and product sold. As disclosed in the Form 10-K, while we have significant sales to individual distributors in some markets where the loss of the distributor could cause temporary disruption in that market, we believe that none of our geographical business segments is dependent upon a single customer or a few customers, the loss of which would have a material adverse effect on our consolidated results of operations. For the periods reported in the Form 10-K, weather-related impacts on our customers were not material to PMI’s business, financial condition or results of operations, and because of the diversity, both geographically and by channel, of our customer base, we do not believe that they will become material in future periods.

3. We note your response to prior comment eight and the amount incurred for fiscal year 2021. Please quantify any compliance costs related to climate change for fiscal years 2019 and 2020.

Response

As discussed in more detail in our response to comment number eight in the Initial Comment Letter, PMI’s primary costs for compliance with environmental regulations are related to our manufacturing facilities. For each of fiscal 2019 and fiscal 2020, the annual total global environmental compliance cost for our facilities manufacturing cigarettes and heated tobacco units was less than 0.05% of our consolidated cost of sales and marketing, administration, and research costs.

We will continue to monitor our climate-change compliance costs and will update disclosures accordingly in future filings if such costs have a material impact on our business, financial condition or results of operations.

* * * * * * * * * *
Please do not hesitate to contact our Senior Vice President and General Counsel, Suzanne Rich Folsom, at +41 79 882 97 66 or SuzanneRich.Folsom@pmi.com or our Vice President, Associate General Counsel & Corporate Secretary, Darlene Quashie Henry, at +41 (58) 242 66 08 or Darlene.Henry@pmi.com with any questions or comments you may have.

Very truly yours,

/s/ Emmanuel Babeau
Emmanuel Babeau
Chief Financial Officer

cc: Suzanne Rich Folsom
Senior Vice President and General Counsel

Darlene Quashie Henry
Vice President, Associate General Counsel & Corporate Secretary

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